Exhibit 12.1

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

										Nine Months
										Ended
	2005		2006		2007		2008		2009	September 30, 2010
Earnings
Pre-tax income *	$78,488		$92,170		$52,881		$148,131		$(218,074)	$(68,669)
Fixed charges	6,404		11,525		28,162		32,823		53,535	45,084
Total Earnings	$84,892		$103,695		$81,043		$180,954		$(164,539)	$(23,585)

Fixed Charges
Interest expense	$4,761		$8,828		$23,717		$26,665		$47,545	$41,345
Rental Interest Factor	1,643		2,697		4,445		6,158		5,990	3,739
Total Fixed Charges	$6,404		$11,525		$28,162		$32,823		$53,535	$45,084

Ratio of Earnings to Fixed Charges	13.3	x	9.0	x	2.9	x	5.5	x	**	**

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.

**	During 2009 and the nine months ended September 30, 2010, earnings were deficient by $164,539 and $25,971, respectively, regarding the coverage of fixed charges